BIGVU, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

BIGVU, INC. AND SUBSIDIARY

DECEMBER 31, 2021 AND 2020

CONTENTS

BARTON CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders of
BIGVU, Inc. and Subsidiary

We have reviewed the accompanying consolidated financial statements of BIGVU, Inc. and Subsidiary, which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of BIGVU Inc. and Subsidiary and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company has suffered recurring losses from operations, has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.”

Prior Period Financial Statements

The financial statements of BIGVU Inc. and Subsidiary as of December 31, 2020, were reviewed by other accountants whose report dated August 17, 2021, stated they were not aware of any material modifications that should be made to those statements for them to be in accordance with accounting principles generally accepted in the United States of America. statements.

BARTON CPA

Houston, Texas
July 6, 2022

BIGVU, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS		
Current assets		
Cash and cash equivalents	$ 52,425	$ 52,963
Accounts receivable	187,818	171,952
Other receivables	-	11,950
Deposits	8,600	20,001
Investments	7,733	8,600
Total current assets	256,576	265,466
Property and equipment, net	15,710	17,886
Total assets	$ 272,286	$ 283,352
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable	$ 297,668	$ 218,158
Other payables	148,573	142,623
Shareholder loans	709,894	710,227
Loans, current maturities	180,783	31,420
Loans and bank credit, current maturities	29,082	227,894
Total current liabilities	1,366,000	1,330,322
Loans, net of current maturities	55,882	28,001
Future equity obligations - SAFEs	998,849	-
Employee benefit liabilities	34,120	27,973
Total liabilities	2,454,851	1,386,296
Commitments and contingencies		
Stockholders' deficit		
Common stock, par value $1.00, 60,000 authorized, 36,012 issued and outstanding	36,012	36,012
Additional paid-in capital	1,067,562	1,067,562
Accumulated deficit	(3,286,139)	(2,206,518)
Total stockholders' deficit	(2,182,565)	(1,102,944)
Total liabilities and stockholders' deficit	$ 272,286	$ 283,352

See independent account's review report and accompanying notes to unaudited financial statements.

BIGVU, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	$ 2,481,530	$ 2,163,681
Operating expenses		
Advertising and marketing	1,547,768	1,245,255
General and administrative	495,604	413,257
Research and development	1,412,559	860,340
Total operating expenses	3,455,931	2,518,852
Net income (loss) from operations	(974,401)	(355,171)
Other income (expense)		
Interest income	54,392	11,295
Gain (loss) on exchange rate	(159,612)	-
Total other income (expense)	(105,220)	11,295
Net loss	$ (1,079,621)	$ (343,876)

See independent account's review report and accompanying notes to unaudited financial statements.

BIGVU, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2019	11,080	$ 11,080	$ 548,894	$ (1,688,692)	$ (1,128,718)
Issuance of common stock	24,932	24,932	518,668	-	543,600
Exchange rate	-	-	-	(173,950)	(173,950)
Net loss	-	-	-	(343,876)	(343,876)
Balance at December 31, 2020	36,012	$ 36,012	$ 1,067,562	$ (2,206,518)	$ (1,102,944)
Net loss	-	-	-	(1,079,621)	(1,079,621)
Balance at December 31, 2021	36,012	$ 36,012	$ 1,067,562	$ (3,286,139)	$ (2,182,565)

See independent account's review report and accompanying notes to unaudited financial statements.

BIGVU, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from operating activities		
Net loss	$ (1,079,621)	$ (343,876)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	9,990	7,300
(Increase) decrease in assets:		
Accounts receivable	(15,866)	(154,826)
Other receivables	11,950	39,400
Deposits	11,401	(19,929)
Investments	867	(8,600)
Increase (decrease) in liabilities:		
Accounts payable	79,510	144,346
Other payables	5,950	(6,527)
Employee benefits liabilities	6,147	14,047
Net cash used in operating activities	(969,672)	(328,665)
Cash flows from investing activities		
Purchase of property and equipment	(7,814)	(11,176)
Net cash used in investing activates	(7,814)	(11,176)
Cash flows from financing activities		
Issuance of common stock	-	543,600
Long term loans	-	(310,842)
Short term loans	-	141,269
Principal payments on bank loans	(198,812)	-
Principal borrowings on loans	177,244	-
Principal payments on shareholder loans	(333)	-
Proceeds from future equity obligations - SAFEs	998,849	-
Net cash provided by financing activities	976,948	374,027
Net increase (decrease) in cash and cash equivalents	(538)	34,186
Cash and cash equivalents, beginning of period	52,963	18,777
Cash and cash equivalents, end of period	$ 52,425	$ 52,963
Supplemental cash flow information		
Cash paid for interest expense	$ 9,819	$ -
Cash paid for taxes	$ 4,952	$ -

See independent account's review report and accompanying notes to unaudited financial statements.

NOTE 1: Nature of operations

Nature of the business

BIGVU, Inc. was incorporate on January 4, 2016, in the State of Delaware, and began its activities on March 1, 2016. BIGVU, Inc. builds video editing applications for mobile phones.

Principles of consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements include BIGVU, Inc., and its wholly owned subsidiary in Israel, Bigvu, Ltd. (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has incurred net losses and has yet to realize net income from intended operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund the Company's operations through contributions or advances from related parties. There are no assurances that the Company will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2: Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to GAAP. The Company's fiscal year end is December 31.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2: Summary of significant accounting policies (continued)

Concentration of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include Simple Agreements for Future Equity ("SAFEs").

SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2021, the fair value of these instruments is considered to be its carrying value. Management's estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments were originated. Accordingly, there has been no change in valuation during the period presented.

The SAFEs have been classified as a long-term liability. The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2021, the fair value of the SAFEs is equal to its face amount that is the amount of initial investment, as evidenced by the SAFE amounts being transacted in an arm's length transactions with unrelated parties.

NOTE 2: Summary of significant accounting policies (continued)

Revenue recognition

The Company recognizes revenue from the sale of software subscriptions in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021 and 2020.

The estimated useful life of the major class of property and equipment is as follows:

Computer equipment	5 years

The company’s intellectual property is held by Bigvu, Ltd.

Accounts receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the Company determined there was no allowance for doubtful accounts necessary.

NOTE 2: Summary of significant accounting policies (continued)

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses were approximately $1,547,768 and $1,245,255 for the years ended December 31, 2021 and 2020, respectively, which are included in advertising and marketing expenses in the statements of operations.

Future equity obligations

The Company has issued Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities.

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Leases

The Company leases office space under lease agreements. The Company evaluates lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes. Any lease that does not meet the criteria for a capital lease is accounted for as an operating lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under capital leases are amortized using the straight-line method over the lease term. Amortization of assets under capital leases is included in depreciation expense.

Revenue financing

The Company is holding current liabilities that are revenue dependent, similar to a factoring financing. The most substantial revenue financing gives the Company a cash advance and is routinely paid back through sales. The interest rates associated with these revenue financing is dependent on the speed in which they are paid back. The interest rate for payments made at six months is 9%.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assess’ its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

NOTE 2: Summary of significant accounting policies (continued)

Recent accounting pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Major customers

During 2021 and 2020, three customers accounted for over 90% of the Company's total revenue.

Reclassifications

Certain amounts in the 2020 consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income or equity.

NOTE 3: Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4: Property and equipment

Property and equipment consist of the following as of December 31:

	2021	2020
Computer equipment	$ 42,314	$ 33,949
Less accumulated depreciation	(26,604)	(16,063)
Property and equipment, net	$ 15,710	$ 17,886

Depreciation expense as of December 31, 2021 and 2020, is $9,990 and $7,300, respectively.

NOTE 5: Simple agreement for future equity ("SAFE")

As of December 31, 2021, the Company has raised $998,849 via the issuance of SAFEs.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to either:

a. the SAFE Price - the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization; or
b. the Discount Price - the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

The SAFEs have a discount rate of 80% and a Valuation Cap of $13,000,000. While the SAFEs remain outstanding, the SAFE holders will have the option of receiving their cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in a change of control. If there is an Equity Financing event before the termination of these SAFEs, on the initial closing of such Equity Financing, these SAFEs will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If the Company dissolves or ceases operations, the SAFE holders, will have a preferential right to receive cash, up to the amount of their original investment, to the extent such funds are available to be paid, unless the SAFE holders notify the Company that they elect to receive shares of Common Stock purchased with their SAFE investment amount. Cash payments to the SAFE investors in this situation would hold a preferential position to payments to holders of Common Stock.

NOTE 6: Debt

In February 2018, the Company entered into a loan with a bank for $56,943, with an interest rate of 8.23% and maturity date in March 2022. This loan is not secured. The balance of this loan as of December 31, 2021 was $4,676.

In February 2020, the Company entered into a loan with a bank for $42,733, with an interest rate of 7.85% and maturity date in February 2024. This loan is not secured. The balance of this loan as of December 31, 2021 was $27,851.

In February 2021, the Company entered into a loan with a bank for $57,014, with an interest rate of 7.95% and maturity date in February 2025. This loan is not secured. The balance of this loan as of December 31, 2021 was $52,437.

As of December 31, 2021, future maturities of debt are as follows:

2022	$	29,082
2023		26,322
2024		22,620
2025		6,940
	$	84,964

NOTE 7: Stockholder's deficit

Common stock

The Company is authorized to issue 60,000 shares of $1.00 par value common stock. As of December 31, 2021 and 2020, 36,012 shares of common stock have been issued at par value for a total value of $36,012.

Voting

The common stock has one vote for share held.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

NOTE 8: Operating leases

The Company leases office space. Rent expense related to this lease for the years ended December 31, 2021 and 2020 was $42,446, and $28,657, respectively. As of December 31, 2021, there are no future minimum rental payments under non-cancelable leases.

NOTE 9: Related party transactions

In March 2016, the Company entered into a line of credit agreement with a shareholder. The amount borrowed on the line of credit bears interest at 5% annually. The loan is due on demand. As of December 31, 2021 and 2020, the amount outstanding on the line of credit was $709,894 and $710,227, respectively.

NOTE 10: Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through July 6, 2022, the date these consolidated financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying consolidated financial statements.